Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

October 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Legal Branch Chief
Tom Jones, Legal Staff Attorney
Brian Cascio, Accounting Branch Chief
Julie Sherman, Accounting Staff Attorney
Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

RE:	Aquantia Corp.
Registration Statement on Form S-1
File No. 333-220871

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Aquantia Corp. (the “Company”) that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement on Form S-1 will become effective on Thursday, November 2, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that between October 23, 2017 through the date hereof, we have effected the distribution of approximately 1775 copies of the Company’s Preliminary Prospectus, dated October 23, 2017, to prospective underwriters, dealers, institutional investors and others in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative of the Underwriters

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

[Underwriter Signature Page to Acceleration Request]